22003710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 2 8 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34205

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CBIZ FINANCIAL SOLUTIONS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6801 BRECKSVILLE RD., DOOR N
(No. and Street)

INDEPENDENCE	OH	44131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EDWARD BRIDGES	216-525-4684	EBRIDGES@CBIZ.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SCHNEIDER DOWNS & COMPANY, INC
(Name – if individual, state last, first, and middle name)

65 E. STATE ST.	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

10/14/2003	358
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CHRISTOPHER M. BROWN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CBIZ FINANCIAL SOLUTIONS, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CATHERINE A STEFFEN
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES
11-23-24

Signature:

Title:
EXECTUIVE REPRESENTATIVE

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2021

Contents

SCHNEIDER DOWNS
Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS), a wholly-owned subsidiary of CBIZ Operations, Inc., as of December 31, 2021, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CFS as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CFS's management. Our responsibility is to express an opinion on CFS's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CFS in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures on the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

Auditor's Report on Supplemental Information

The accompanying schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of CFS's financial statements. The supplemental information is the responsibility of CFS's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CFS's auditor since 2007.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 24, 2022

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2021

Assets	
Cash and cash equivalents	$ 2,957,509
Investment in mutual funds, at fair value	1,438,480
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	24,020
Receivables from customers, net	360,946
Prepaid assets	70,285
Income tax benefit	892,388
Operating lease asset	274,398
Furniture and equipment, net of accumulated depreciation of $324,082	33,819
Total Assets	$ 6,106,979
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 156,234
Due to CBIZ affiliates	175,479
Accounts payable	90,503
Operating lease liability	277,536
Total Liabilities	699,752
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,739,450
Accumulated deficit	(2,357,223)
Total Stockholder's Equity	5,407,227
Total Liabilities and Stockholder's Equity	$ 6,106,979

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Net Income

For the year ended December 31, 2021

Revenue	
Commissions and investment advisory fees	$ 3,955,398
Interest, dividends and investment loss, net	(2,299)
Total Revenue	3,953,099
Expenses	
Employee compensation and benefits	2,709,854
Facilities expenses	203,863
Clearing fees	60,000
Other operating expenses	723,832
Depreciation	45,196
Total Expenses	3,742,745
Income before income taxes	210,354
Income tax provision (See footnote 4)	50,485
Net Income	$ 159,869

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2021

Cash flows from operating activities	
Net income	$ 159,869
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	45,196
Bad debt provision	(26,692)
Amortization of operating lease asset	57,709
Changes in assets and liabilities:	
Receivable from clearing organization	3,053
Receivables from customers	440,000
Other assets	15,939
Due to/from CBIZ affiliates	(274,027)
Accrued salaries and wages	(100,976)
Accounts payable	30,992
Other liabilities	3,590
Operating lease liability	(65,462)
Income tax liability	50,485
Net cash provided by operating activities	339,676
Cash flows from investing activities	
Sale of mutual fund investments	3,357
Net cash provided by investing activities	3,357
Net increase in cash and cash equivalents	343,033
Cash and cash equivalents at beginning of year	2,614,476
Cash and cash equivalents at end of year	$ 2,957,509

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Surplus/(Deficit)	Total
Balance at January 1, 2021	$ 25,000	$ 7,739,450	$ (2,517,092)	$5,247,358
Net income	-	-	159,869	159,869
Balance at December 31, 2021	$ 25,000	$ 7,739,450	$ (2,357,223)	$ 5,407,227

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2021

1. Organization and Significant Accounting Policies

Organization
CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Introducing Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services (see note 6) and asset management for qualified retirement plans.

Basis of Reporting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2021, approximately 86% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Accounts Receivable
Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. The allowance for doubtful accounts was $24,604 at December 31, 2021.

1. Organization and Significant Accounting Policies (Continued)

Investments
Debt and marketable equity securities are carried at fair market value, with the unrealized gains and losses recognized in earnings.

Advertising
Advertising costs are charged to expense as incurred and consist mainly of event sponsorships and job posting and recruitment costs. Total advertising and related expenses for 2021 were $21,269.

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2021 was $45,196. Furniture and equipment, net of accumulated depreciation, as of December 31, 2021 was as follows:

Asset	Amount
Furniture	229,204
Equipment	128,697
Subtotal	357,901
Accumulated Depreciation	324,082
Net	$33,819

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of retirement plan administration fees, brokerage commissions and life insurance and annuity commissions. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Retirement plan administration fees are recognized in the period in which services are provided, and may be based on fixed fees or asset-based fees according to the terms of the arrangement. Fees are billed either directly to the client or to the custodian of the plan assets. Invoices are usually prepared quarterly with the vast majority of plans billed in arrears. Fixed and asset-based fees billed in arrears are accrued monthly using reasonable estimates based on all readily available information. Any differences between these

1. Organization and Significant Accounting Policies (Continued)

estimates and the actual cash payments received are recorded in the period in which the cash is received. Fixed and asset-based fees billed in advance are deferred and recognized as revenue as they are earned. During 2021, retirement plan administration fees of approximately $3,206,000 were recognized as revenue.

Commissions relating to brokerage transactions executed through the Company's clearing broker, NFS are recognized when earned. Gross revenue of approximately $441,000 was recognized in 2021 from transactions processed through NFS.

Life insurance and annuity commissions, primarily from variable products, are recognized when the policy becomes effective. Approximately $308,000 of commission revenue from variable life insurance and annuity products was recognized in 2021.

Lease Accounting
CBIZ determines if a contract is a lease at inception. CFS leases office space for its employees in Maitland, FL and classifies this as an operating lease. An amendment to the lease was signed in 2021 extending the lease expiration date to May 31, 2027. CBIZ uses its incremental borrowing rate in determining the present value of lease payments, as the implicit rate of the lease arrangement is generally not readily determinable. A discount rate of 2.93% was used in determining the operating lease right of use asset and corresponding liability that are recorded in the statement of financial condition.

The lease contains a renewal option to extend the term of the lease for an additional sixty months. Because we cannot be reasonably certain that the renewal option will be exercised, the options are not included in the lease term and the associated payments are excluded from the remaining lease payments.

The remaining lease payments under the current lease agreement are as follows:

Year Ending December 31	Amount
2022	41,204
2023	55,965
2024	57,641
2025	59,362
2026	61,148
Thereafter	26,064
Total undiscounted lease payments	301,384

1. Organization and Significant Accounting Policies (Continued)

Less: imputed interest	23,848
Total lease liabilities	$277,536

During the year ended December 31, 2021, right-of-use assets obtained in exchange for new operating lease liabilities were $266,280.

All other CFS employees are located in shared office space with employees of other entities also owned by CBIZ. The cost of this shared office space is allocated to CFS by CBIZ based on the employee headcount at each location.

Employee Savings Plan
CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) Plan in 2021 was $77,533.

Deferred Compensation Plan
CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

Subsequent Events
Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 24, 2022, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide CFS with access to resources including, but not limited to, facilities, supplies and equipment. No management fees were allocated to CFS during 2021. Other costs of approximately $726,996 were allocated to CFS during 2021 and are included in these financial statements under facilities expenses, other operating expenses and depreciation and amortization. CFS payroll is processed by CBIZ Human Capital Management, a wholly owned subsidiary of CBSI. Payroll related expenses are reflected in employee compensation and benefits in the statement of net income. At December 31, 2021, CFS had a balance due to CBSI of $175,479.

Fees generated by employees of other CBIZ subsidiaries are recognized by CFS as are the related commission expenses. In 2021, approximately $816,373 of revenue was generated by employees of other CBIZ subsidiaries and is recorded in commissions and investment advisory fees in these financial statements along with a corresponding commission expense of $12,828 included in employee compensation and benefits.

Compensation related expenses of $4,800,206 incurred for CFS employees were allocated to CBIZ Investment Advisory Services in 2021 for work performed on client accounts that have transferred to the new RIA. Other expenses of $662,911, some of which are included in the total allocated to CFS referenced above, were allocated to CBIZ Investment Advisory Services in 2021.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Due to their immaterial and incidental nature, management has not quantified nor allocated the expenses incurred and absorbed by other CBIZ subsidiaries in these cases.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2021, CFS calculated its net capital at $3,864,363, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of 0.11 to 1.

4. Income Taxes

CFS files a consolidated federal tax return with CBIZ. Separate state tax returns, where applicable, are filed for CFS. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS has recorded in the statement of net income an income tax provision of approximately 24% on financial statement income pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. There is no material recourse on CFS for any uncertain tax positions taken by the parent company. CFS has also recorded on the statement of financial condition a tax benefit receivable carried forward from 2020. The asset will be used to offset future income tax expenses.

5. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

5. Fair Value Measurement (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual funds are valued at the net asset value (NAV) of shares held by the CFS at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual funds are valued using Level 1 inputs.

6. Divestitures

In early 2017, CFS, working together with CBIZ, Inc., established a new SEC Registered Investment Advisor (RIA). The new entity, CBIZ Investment Advisory Services, LLC (CIAS) will eventually be the designated RIA for the advisory business that is currently processed by CFS. For the year ended December 31, 2021, approximately $16,450,000 of revenue was recorded on CIAS that would have previously been recorded on CFS. CFS does not consider the advisory business a component of the entity as the operations and cash flows cannot be clearly distinguished either operationally or for financial reporting purposes from the rest of the entity. The broker-dealer business that CFS currently maintains with NFS will remain with CFS as will the variable annuity and variable life business.

7. Litigation

The two litigation cases that CFS was a defendant in involving former employees were both settled in 2021 before separate FINRA arbitration panels. In both instances, the panels ruled in favor of CBIZ. The only expenses CFS paid directly were $23,500 for FINRA dispute resolution services of which, $8,150 was recorded in 2021 and is reflected in other operating expenses in the statement of net income.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2021

Net capital:	
Total stockholder's equity qualified for net capital	$ 5,407,227
Add liabilities subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	5,407,227
Deductions and/or charges:	
Receivables from customers, net	(360,946)
Other assets	(967,807)
Furniture and equipment	(33,819)
Net capital before haircuts on securities positions	4,044,655
Haircuts on securities (stock, money market and mutual funds)	(180,292)
Net capital	$ 3,864,363
Aggregate Indebtedness	
Total A.I. liabilities	$ 425,354
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 3,614,363
Net capital less 120% of required minimum	$ 3,564,363
Ratio: Aggregate indebtedness to net capital	0.11 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2021)	
Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 3,864,363
Audit adjustments	-
Net capital per above	$ 3,864,363

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of CBIZ Financial Solutions, Inc. (CFS) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of CFS has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating CFS's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

We were engaged by CFS to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on CFS's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of CFS and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of CFS and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 24, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

34205 FINRA DEC
CBIZ FINANCIAL SOLUTIONS, INC.
6050 OAK TREE BLVD, STE 500
CLEVELAND, OH 44131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward Bridges (216) 525-4684

2. A.	General Assessment (item 2e from page 2)	$2,136
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/29/2021 Date Paid	(1,086)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,050
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,050

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $1,050

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBIZ Financial Solutions, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of February, 20 22.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,953,099
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3,357
Total additions	3,357
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,472,456
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	60,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,532,456
2d. SIPC Net Operating Revenues	$1,424,000
2e. General Assessment @ .0015	$2,136
	(to page 1, line 2.A.)

SCHNEIDER DOWNS
Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of CBIZ Financial Solutions, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) CBIZ Financial Solutions, Inc. (CFS) identified the following provisions of 17 C.F.R. §15c3-3(k) under which CFS claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) CFS stated that CFS met the identified exemption provisions throughout the most recent fiscal year without exception. CFS's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 24, 2022

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

CBIZ

CBIZ Financial Solutions, Inc.

BROKER DEALER ANNUAL EXEMPTION REPORT

CBIZ Financial Solutions, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CBIZ Financial Solutions, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2021 without exception.

The above information is provided to the best knowledge and belief of CBIZ Financial Solutions, Inc.

Christopher Brown, Chief Compliance Officer
CBIZ Financial Solutions, Inc.

1.13.2022
Date